BY EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

July 27, 2015

Dear Ms. Jenkins,

Re:     Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2014, Filed February 26, 2015

Below please find our response to the comments set forth in a letter dated July 2, 2015 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Alpha’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Natural Resources, Inc. and its consolidated subsidiaries, unless otherwise indicated. For your convenience, we have restated below in bold the comments verbatim from the Letter and have supplied our responses immediately thereafter.

Form 10-K for the year ended December 31, 2014

Item 2. Properties
Coal Reserves, page 48

1)	Please confirm that in future filings you will include a statement with your mineral reserve table disclosing the mineral price assumptions used to establish the economic viability of your reserves.

Response:

The Company confirms that it will enhance its disclosure concerning the determination of coal reserves, by incorporating language substantially similar to the following within Item 2 Properties in future Form 10-K filings:

In determining whether a coal deposit may be economically and legally extracted, we consider a number of geological, technical, economic and legal factors, including the size of the deposit, coal seam height, coal quality, geology, overburden ratio, mining methods available, production rates, recovery percentages, transportation costs, permitting, regulatory and environmental requirements, proximity to other deposits, existing infrastructure, potential market, planned costs and projected sales prices.

Annually, we review our coal properties and re-evaluate our assumptions and the criteria we use to determine coal minability, taking into account recent and historical performance. For coal deposits located within active mining operations, we review our recent pricing and cost of production as well as projected realizations and anticipated costs. For coal deposits that are not located within active mining operations, we review projected sale prices of similar quality coal and anticipated costs for similar operations with similar mining techniques and operating conditions. Further, as many of our mines produce both steam and metallurgical grade coals and we often blend coal from multiple operations to meet customer requirements, we consider, as necessary, the combined economics of operations where, due to significant revenue and cost interdependencies, those assets may be used together to generate cash flows.

If you have any questions with respect to this response or require additional information, please contact me at 276-619-4077 or by fax at 276-623-4312.

Very truly yours,

/s/ Philip J. Cavatoni
Philip J. Cavatoni
Executive Vice President and
Chief Financial and Strategy Officer
(Principal Financial Officer)

cc:	Richard H. Verheij, Esq., Executive Vice President, General Counsel and
Corporate Secretary, Alpha Natural Resources, Inc.
Robert Slappey, KPMG LLP
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP